Exhibit 12.1

Energy Transfer Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio amounts)

(Unaudited)

	Year Ended August 31,	Four Months Ended December 31,	Years Ended December 31,				Six Months Ended June 30,
	2007	2007	2008	2009	2010	2011	2012
Fixed Charges:

Interest expense, net	$175,563	$66,298	$265,701	$395,671	$424,032	$474,113	$271,130
Capitalized interest	22,979	12,657	21,595	16,191	27,757	12,797	14,506
Loss on extinguishment of debt							115,023
Interest charges included in rental expense	3,562	1,010	1,843	2,121	2,258	2,796	1,203

Total fixed charges	$202,104	$79,965	$289,139	$413,983	$454,047	$489,706	$401,862

Earnings:

Income from continuing operations before noncontrolling interest and income taxes	$690,939	$272,613	$872,703	$807,951	$632,758	$687,789	$1,264,031
Less: Equity in earnings (loss) of affiliates	5,161	(94)	(165)	20,597	11,727	25,836	55,091

Total earnings	685,778	272,707	872,868	787,354	621,031	661,953	1,208,940

Add:

Fixed charges	202,104	79,965	289,139	413,983	454,047	489,706	401,862

Amortization of capitalized interest	149	223	1,167	1,699	2,322	3,096	1,707

Distributed income of equity investees	—	4,319	—	20,597	—	28,911	54,973

Less:

Interest capitalized	(22,979)	(12,657)	(21,595)	(16,191)	(27,757)	(12,797)	(14,506)

Income available for fixed charges	$865,052	$344,557	$1,141,579	$1,207,442	$1,049,643	$1,170,869	$1,652,976

Ratio of earnings to fixed charges	4.28	4.31	3.95	2.92	2.31	2.39	4.11